STEWBUM & STONEWALL BREWING CO., LLC

Unaudited Financial Statements For The Years Ended December 31, 2017 and 2016

July 5, 2018



Independent Accountant's Review Report

To Management
Stewbum & Stonewall Brewing Co., LLC
Honolulu, HI

We have reviewed the accompanying balance sheet of Stewbum & Stonewall Brewing Co., LLC as of December 31, 2017 and 2016, and the related statements of income, retained earnings, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of my procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
July 5, 2018

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

STEWBUM & STONEWALL BREWING CO.
BALANCE SHEET
DECEMBER 31, 2017

ASSETS

		2017		2016
CURRENT ASSETS				
Cash	$	797	$	2,397
Inventory		2,000		2,000
TOTAL CURRENT ASSETS		2,797		4,397
LONG TERM ASSETS				
Equipment		137,279		44,488
Accumulated Depreciation		(27,730)		(15,904)
TOTAL ASSETS		112,346		32,981

LIABILITIES AND SHAREHOLDERS' EQUITY

		2017		2016
CURRENT LIABILITIES				
Accounts Payable		935		1,321
Unearned Revenue		1,308		1,481
TOTAL CURRENT LIABILITIES		2,243		2,802
TOTAL LIABILITIES		2,243		2,802
MEMBER'S EQUITY				
Capital Contributions		288,489		157,328
Owner Withdrawals		(13,217)		(4,000)
Retained Earnings		(165,169)		(123,149)
TOTAL SHAREHOLDERS' EQUITY		110,104		30,179
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	112,346	$	32,981

Unaudited- See accompanying notes.

STEWBUM & STONEWALL BREWING CO.
INCOME STATEMENT
FOR YEARS ENDED DECEMBER 31, 2017 AND 2016
_____

		2017		2016
Operating Income				
Sales, Net	$	32,663	$	48,637
Cost of Goods Sold		(15,503)		(33,803)
Gross Profit		17,160		14,834
Operating Expense				
General & Adminstrative		24,970		31,268
Rent		12,974		20,799
Depreciation		11,826		5,927
Legal Professional Fees		4,811		-
Selling & Marketing		350		570
		54,932		58,564
Net Income from Operations		(37,772)		(43,730)
Other Income (Expense)				
Taxes		(3,838)		(2,356)
Pentalties and Settlements		(410)		-
Net Income	$	(42,020)	$	(46,085)

STEWBUM & STONEWALL BREWING CO.
STATEMENT OF CASH FLOWS
FOR YEARS ENDED DECEMBER 31, 2017 AND 2016

	2017	2016
Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$ (42,020)	$ (46,085)
Depreciation	11,826	5,927
Change in Accounts Payable	(386)	1,321
Change in Unearned Revenues	(173)	1,481
Net Cash Flows From Operating Activities	(30,753)	(37,357)
Cash Flows From Investing Activities		
Change in Fixed Assets	(92,791)	(6,898)
Net Cash Flows From Investing Activities	(92,791)	(6,898)
Cash Flows From Financing Activities		
Change in Capital Contributions	131,161	48,195
Change in Owner Withdrawals	(9,217)	(2,000)
Net Cash Flows From Investing Activities	121,945	46,195
Cash at Beginning of Period	2,397	455
Net Increase (Decrease) In Cash	(1,599)	1,941
Cash at End of Period	$ 797	$ 2,397

Unaudited- See accompanying notes.

STEWBUM & STONEWALL BREWING CO.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR YEARS ENDED DECEMBER 31, 2017 AND 2016

_____

	2017	2016
Starting Equity	$ 30,179	$ 38,046
Capital Contributions	131,161	48,195
Owner Withdrawals	(9,217)	(2,000)
Non-Cash Adjustment to Retained Earnings	-	(7,977)
Net Income (Loss)	(42,020)	(46,085)
Ending Equity	$ 110,104	$ 30,179

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Stewbum & Stonewall Brewing Co., LLC ("the Company") is a limited liability company organized under the laws of the State of Hawaii. The Company is a microbrewery that produces and distributes a variety of craft beers.

The Company will conduct an equity crowdfund offering during calendar year 2018 for the purpose of raising operating capital. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Unearned Revenue amounts to outstanding gift cards customers have purchased. Management's experience suggests that substantially all gift cards will be used before expiration. Thus, no amount has been recognized for non-redemption.

Rent

The Company occupies a commercial space under a non-cancellable operating lease with a five-year term. The property is currently under rent abatement and is expected to officially commence in August of 2018. The minimum rental payment of the property is $10,338.75 per month. The rental payment increases if the Company's gross sales exceed $96,875. At that time, rent due will be equal to 8% of gross sales plus applicable fees and taxes.

Lease

The Company signed a lease agreement on December 29, 2017 for 26 kegs. The term is 18 months and had a security deposit of $780. The future annual payments are as follows:

2018: $1,152
2019: $ 576

Equipment

Equipment consists of items the Company uses for its production process. Among other things, the items include fermenters, kegs, and draft systems. The assets are depreciated on a straight-line basis over management's estimate of their useful lives.

Partial payment of $50,000 for equipment received in February of the subsequent year is included in this account. The total cost of the equipment was $121,392.79.

Advertising

The Company records advertising expenses in the year incurred.

Inventory

The Company values inventory at the lower of cost or market value. The Company's management expects losses on inventory to be infrequent. Thus, no amount has been recorded in the statements as an allowance for worthless inventory.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of the grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a partnership in the federal jurisdiction of the United States. All items of income and expense are allocated to the partners and reported on their individual tax returns. The Company's federal tax filings for 2015, 2016, and 2017, will remain subject to review by the Internal Revenue Service until 2019, 2020, and 2021, respectively.

The Company is subject to franchise and income tax filing requirements in the State of Hawaii. The Company's tax filings in the State of Hawaii for 2015, 2016, and 2017 remain subject to review by that State until 2019, 2020, and 2021, respectively.

NOTE C- LLC MEMBER LIABILITY

Stewbum & Stonewall Brewing Co. , LLC is a limited liability company. As such, the financial liability of members of the Company for the financial obligations of the Company is limited to each member's contribution of capital.

NOTE D- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE F- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before July 5, 2018, the date that the financial statements were available to be issued.